UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Vintage Petroleum, Inc.

(Name of Subject Company (Issuer))

Vintage Petroleum, Inc. – Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Certain Options to Purchase Common Stock, Par Value $.005 per share,

Issued Under the Vintage Petroleum, Inc. 1990 Stock Plan

(Title of Class of Securities)

927460 10 5

(Common Stock)

(CUSIP Number of Class of Securities)

S. Craig George

President and Chief Executive Officer

110 West Seventh Street, Suite 2300

Tulsa, Oklahoma 74119-1029

(918) 592-0101

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

COPY TO:

Robert J. Melgaard, Esq.

Conner & Winters, P.C.

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

(918) 586-8973

Facsimile: (918) 586-8548

Calculation of Filing Fee

Transaction valuation* $6,183,459	Amount of filing fee** $569

*    Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes that options to purchase 2,227,500 shares of common stock of Vintage Petroleum, Inc. having a weighted average exercise price of $20.36 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the value of the transaction.

**  Previously paid.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO of Vintage Petroleum, Inc. (the “Company”) relating to its offer to exchange certain options for restricted stock or restricted stock rights upon the terms and subject to the conditions in the Offer to Exchange dated January 21, 2003 (the “Offer to Exchange”).

Item 1.    Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

Question 7 in the “Summary Term Sheet” of the Offer to Exchange is amended and restated to read as follows:

“Q7:	What Determines Whether I Receive Restricted Stock or Restricted Stock Rights in Exchange for My Eligible Options?

A.	Our Eligible Employees who reside in Canada will receive Restricted Stock Rights and all other Eligible Employees will receive Restricted Stock. Recently, when we have been granting new awards under the 1990 Plan to employees, we have been granting Restricted Stock Rights to our employees who reside in Canada and Restricted Stock to all other employees. We have been doing this because our employees who reside in Canada generally receive more favorable tax treatment by receiving Restricted Stock Rights instead of Restricted Stock. In order to keep the type of the awards we grant to our employees consistent with our recent past practices, our Eligible Employees who reside in Canada will receive Restricted Stock Rights and all other Eligible Employees will receive Restricted Stock. You are not being offered a choice as to whether you will receive Restricted Stock or Restricted Stock Rights.”

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Item 6.    Purposes of the Transaction and Plans or Proposals.

Item 6(c) is hereby amended and supplemented as follows:

1.    Section 2 “Purpose of the Offer” of the Offer to Exchange is amended by adding the following after the fourth paragraph of Section 2:

“We consistently evaluate strategic opportunities that may arise, including the sale or repurchase of our securities, joint ventures and the purchase or sale of assets. Subject to the foregoing, and except as otherwise disclosed in the Offer to Exchange or our Tender Offer Statement on Schedule TO, we presently have no plans, proposals or negotiations that relate to or would result in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;
•	any material change in our present dividend rate or policy, our indebtedness or capitalization;
•	any change in our present Board of Directors or management, including a change in the number or term of directors (except our Board of Directors is considering possible changes in the composition or size of the Board in order to have a majority of independent directors) or to fill any existing board vacancies or to change any material terms of the employment contract of any executive officer;
•	any other material change in our corporate structure or business;
•	our common shares being delisted from the New York Stock Exchange;
•	our common shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934;
•	the acquisition by any person of any of our securities or the disposition of any of our securities; or
•	any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

We cannot assure you that we will not plan, propose or engage in negotiations with respect to the above noted matters during or after the expiration of this Offer.”

2.    Recent Developments.  On February 3, 2003, the Company announced that it had closed the previously announced sale of its wholly-owned subsidiary, Vintage Oil Ecuador, S.A., which held all of the Company’s properties in Ecuador, to EnCana Corporation for approximately US$137.4 million cash, subject to normal post-closing adjustments and expenses. The proceeds from the sale of the Company’s Ecuador interests, coupled with proceeds received from non-core property sales earlier in 2002 and the application of cash flow in excess of capital expenditures in 2002, allowed the Company to achieve its previously announced goal to reduce debt by $200 million.

On February 3, 2003, the Company also announced that it had called for redemption all of the remaining $50 million of the Company’s outstanding Senior Subordinated Notes due 2005. The notes will be redeemed on March 5, 2003, at a redemption price of 101.5 percent of the principal amount of the notes, plus accrued interest to March 5, 2003.

Item 7.    Source and Amount of Funds or Other Consideration.

Item 7(b) is hereby amended and supplemented as follows:

Section 6 “Conditions of the Offer” of the Offer to Exchange is amended as follows:

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1.    Subparagraph (c)(v) is amended and restated to read as follows: “(v) any decrease below $8.67 per share, or any increase above $12.67 per share, in the market price of the shares of our common stock;”

2.    Subparagraph (c)(vi) is deleted in its entirety and replaced with the following: “(vi) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 15 percent measured from the close of business on January 21, 2003;”

3.    Subparagraph (e) is amended and restated to read as follows: “(e) any material adverse change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or our subsidiaries.”

Item 10.    Financial Statements.

Item 10(a) is hereby amended and supplemented as follows:

The paragraph under Item 17 “Additional Information” of the Offer to Exchange which reads as follows: “We also incorporate by reference into this document additional documents that may be filed by Vintage with the SEC after the date of this document until the termination of the Offer, including additional Current Reports on Form 8-K.” is deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/    S. Craig George

(Signature)

S. Craig George, President and Chief Executive Officer

(Name and Title)

February 7, 2003

(Date)

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